SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 3, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on February 3, 2017.

Buenos Aires, February 3rd 2017

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re.: Relevant Event

Please be advised that there is a class action against Banco Macro S.A. entitled “CENTRO DE ORIENTACIÓN DEFENSA Y EDUCACIÓN DEL CONSUMIDOR (CODEC) vs BANCO MACRO for ANNULMENT OF AGREEMENT" pending before the Court on Civil and Commercial Matters No. 21 in La Plata.

With this legal action, Plaintiff seeks the invalidity of the fee charged to a segment of credit card customers when payment is made by external channels, the cessation of such fee, the reimbursement of the amounts charged for such fee plus the civil fine provided for in section 52 bis of the Consumer Protection Act No. 24240.

The amount claimed under this class action is undetermined. The Bank is currently analyzing the content and implications of the above mentioned complaint, considering nevertheless that an in the event of an unfavorable decision, such decision shall not have a material effect in the Bank’s assets.

Sincerely,

Jorge Francisco Scarinci

Responsible for Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 3, 2017

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name:	Jorge Francisco Scarinci
Title:	Finance Manager